UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

BELAIR ENERGY CORPORATION

Suite 400, First Alberta Place

777 Eighth Avenue SW

Calgary AB, Canada, T2P 3R5

SEC FILE No. 0-18008

[  ] Form 10-K   [x] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR

For Period Ended: December 31, 2002

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K                   [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR                    For the Transition Period Ended:    N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            N/A

PART I -- REGISTRANT INFORMATION

Name of Registrant:  BELAIR ENERGY CORPORATION.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: Suite 400, First Alberta Place, 777 Eighth Avenue SW, Calgary AB, Canada T2P 3R5

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is waiting for its auditors to complete their review and approval requirements in order to issue a final audit report on the consolidated financial statements for inclusion in the Registrants Form 20-F.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Name: Ross O. Drysdale, Corporate Secretary

Phone: (403) 444-9387

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BELAIR ENERGY CORPORATION. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

June 30, 2003

By:

 /s/ "Ross O. Drysdale"

Ross Drysdale

Corporate Secretary